Mail Stop 4561

April 23, 2010

Mr. A. Lanham Napier
President, Chief Executive Officer, and Director
Rackspace Hosting, Inc.
5000 Walzem Rd.
San Antonio, TX 78218

> **Re:** **Rackspace Hosting, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-34143**

Dear Mr. Napier:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1 - Business

Intellectual Property Rights, page 7

1.   We note your disclosure in Risk Factors that the availability of third-party software is material to your operations. The intellectual property section of your Form 10-K should be expanded to discuss the importance of your software licenses to your business, as well as the duration of any licenses. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Mr. A. Lanham Napier
Rackspace Hosting, Inc.
April 23, 2010
Page 2

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years ended December 31, 2008 and December 31, 2009

Cost of Revenue, page 39

2. We note your disclosure here and on pages 44 and 81 that you reversed a previously recorded obligation relating to an unresolved contractual issue with a vendor during the fourth quarter of 2009. Please tell us the following:

*   the nature of the unresolved contractual issue;
*   how you determined the obligation should have been recorded;
*   how the amount of the obligation was determined;
*   your basis for concluding that the obligation was no longer probable; and
*   your basis for reversing the obligation, including the specific accounting guidance upon which you relied.

Liquidity and Capital Resources

Operating Activities, page 46

3. We note your disclosure that the change in deferred revenues between 2008 and 2009 is primarily due to the company billing fewer customers for setup fees as well as fewer customers prepaying for their services. Please tell us the reasons for the decrease in billing customers for setup fees, such as whether you had a policy change related to billing customers for setup fees or if this was related to a general decrease in new customers. To the extent that this change is a known trend that is expected to continue, tell us what consideration you gave to including disclosure in your MD&A discussing such prospective matters, to the extent material. Refer to Section III.B.3 of SEC Release 33-8350.

Item 7A – Quantitative and Qualitative Disclosures About Market Risk

Power Prices, page 57

4. We note your disclosure that you entered into fixed price contracts with the providers of electricity for your Grapevine data center and your Slough U.K. data center. For each fixed price contract, please tell us the following:

*   describe for the terms of the contract;
*   how you considered paragraphs ASC 815-10-55-5 through 55-7 in

- determining whether the contract has a notional amount;
- how you considered whether the contract qualifies for the normal purchases and normal sales scope exception as described in paragraphs ASC 815-10-15-22 through 15-51;
- if the contract does not meet any of the scope exceptions, how you considered whether the contract meets the definition of a derivative, as defined in ASC 815-10-15-83; and
- describe for us the contemporaneous documentation created upon entering into the contract.

Item 8 - Financial Statements and Supplementary Schedules

Notes to Consolidated Financial Statements

Revenue and Deferred Revenue, page 67

5.   We note your disclosure on page 39 that bad debt expense increased $3.4 million in 2009 primarily due to customers generally extending payment terms or not being able to pay as a result of the recent economic conditions. Please tell us how this has impacted your revenue recognition.

Note 20. Segment Information, page 90

6.   We note your disclosure that you have three operating segments based around products and services and that as a result of your evaluation of the criteria for aggregation by products and services, you determined that you have one reportable segment. Please provide us with a quantitative analysis demonstrating how your three operating segments have similar economic characteristics. Refer to paragraphs ASC 280-10-50-11 and 50-13 and ASC 280-10-50-55-7A through 55-7C.

Item 9.A - Controls and Procedures

Changes in internal controls over financial reporting, page 94

7.   Your disclosure indicates that there were no material changes to the company's internal control over financial reporting that occurred during 2009. Please confirm to us and in future Forms 10-K disclose whether there were changes to internal controls over financial reporting during the last fiscal quarter (the fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Item 15 - Exhibits and Financial Statement Schedules, page 96

8. We are unable to locate disclosure that specifically incorporates previously filed exhibits into this Form 10-K. As you know, exhibits required to be filed by Form 10-K and Item 601 of Regulation S-K must be either filed with the Form 10-K or specifically incorporated by reference. Although you have listed your exhibits and identified where they can be found you have not incorporated them by reference into your Form 10-K. Your language under Item 15(b) is unclear. Please advise or revise.

9. We note that you were granted confidential treatment for portions of Exhibits 10.39 and 10.43. Please tell us why you have not marked the exhibit index to indicate that portions of the exhibits have been omitted pursuant to a request for confidential treatment. Refer to Section II.D.5 of Staff Legal Bulletin 1A.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Barbara C. Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief